Exhibit (e)(1)
Excerpts from Cypress Definitive Proxy Statement on Schedule 14A relating to the Annual
Meeting of Stockholders filed with the SEC on April 29, 2010.
COMPENSATION DISCUSSION AND ANALYSIS
Introduction
     This Compensation Discussion and Analysis, or CD&A, provides an overview of our executive compensation program along with a description of the material factors underlying the decisions regarding compensation provided to our Chief Executive Officer and other named executive officers for 2009.
Executive Compensation Philosophy and Objectives
     We believe that a competitive, goal-oriented compensation policy is critically important to the creation of value for stockholders. To that end, we have created an incentive compensation program intended to reward outstanding individual performance. The goals of the compensation program are to align compensation with business objectives and performance to enable us to attract and retain the highest quality executive officers and other key employees, reward them for our progress and motivate them to enhance long-term stockholder value. Our compensation program is intended to implement the following principles:
•	Compensation should be related to the value created for stockholders;

•	Compensation programs should support our short-term and long-term strategic goals and our objectives;

•	Compensation programs should reflect and promote our values and reward individuals for outstanding contributions to our success; and

•	Short-term and long-term compensation programs play a critical role in attracting and retaining well-qualified executives.
     While compensation opportunities are based in part upon individual contribution, the actual amounts earned by executives in variable compensation programs are also based upon how we perform as a company. The executive compensation for the Chief Executive Officer and all other executives is comprised of base salary, annual cash bonuses, and long term incentives, each of which is intended to serve our compensation principles and is described in greater detail below.
Role of Our Compensation Committee
     Our Compensation Committee of the Board of Directors is responsible for establishing and administering our executive compensation arrangements. Our Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; reviews and approves the compensation and other terms of employment of our Chief Executive Officer; reviews and approves the compensation and other terms of employment of our other executive officers; and administers our stock option plans and bonus plans. Our Compensation Committee is appointed by our Board of Directors, and consists entirely of directors who are “outside directors” for purposes of Section 162(m) of the Internal Revenue Code and “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. Four directors currently comprise the Compensation Committee: Mr. Petree (Chairman), Dr. Kalali, Mr. Molinoff and Dr. Nova.
     Our Compensation Committee has been granted authority from the Board of Directors to take actions to ensure that our executive compensation and benefit program is consistent with our compensation philosophy and corporate governance guidelines and, is responsible for establishing the executive compensation packages offered to our named executive officers. The Compensation Committee generally presents its decisions and recommendations to the full Board of Directors, although approval from the Board of Directors is not required for Compensation Committee decisions.
     Our Compensation Committee has taken the following steps to ensure that our executive compensation and benefit program is consistent with both our compensation philosophy and our corporate governance guidelines:
•	maintained a practice of reviewing the performance and determining the total compensation earned, paid or awarded to our Chief Executive Officer;

•	reviewed on an annual basis the compensation for executives at similar companies that are located in San Diego, as well as those located across the United States;

•	reviewed on an annual basis the performance of our other named executive officers and other key employees with assistance from our Chief Executive Officer, and determined what we believe to be appropriate total compensation based on competitive levels as measured against our peer group; and

•	maintained the practice of holding executive sessions without management present at Compensation Committee meetings.
Role of our Independent Compensation Consultant
     In connection with making its recommendations for executive compensation for 2009, the Compensation Committee engaged Compensia to act as its independent compensation consultant. The Compensation Committee directed Compensia to provide its analysis of whether the Company’s existing compensation strategy and practices were consistent with our compensation objectives and to assist the Compensation Committee in modifying our compensation program for executive officers in order to better achieve our objectives. As part of its duties, Compensia provided the Compensation Committee with the following services:
•	reviewed and provided recommendations on composition of peer groups;

•	provided market data regarding compensation for similarly situated executive officers at our peer group companies and from companies listed in the Radford July 2008 Global Life Sciences Industry

Compensation Survey;

•	conducted a review of the compensation arrangements for our named executive officers, including providing advice on the design and structure of our executive equity program;

•	conducted a review of the compensation arrangements for our Board of Directors, and provided recommendations to the Compensation Committee and the Board of Directors regarding the pay structure of the Board of Directors; and

•	updated the Compensation Committee on emerging trends/best practices in the area of executive and Board compensation.
     Compensia does not provide any other services to the Company. The cost of executive compensation services provided by Compensia to the Company in 2009 did not exceed $120,000. The Company pays the cost for Compensia’s services.
     In 2009, the Compensation Committee met in executive session with Compensia without management present. The Company’s Chief Financial Officer works with Compensia to provide any information Compensia needs about the Company in order to provide its services.
2009 Executive Compensation Program
Components of our Compensation Program.
     Our compensation program consists of three components:
•	base salary;

•	annual cash bonuses; and

•	long term incentives.
     We also adopted a Severance Benefit Plan under which we provide post-employment severance payments and benefits in the event of termination under certain circumstances. The terms of the Severance Benefit Plan are described under the Section titled “Severance Benefit Plan.” The Compensation Committee believes that the Severance Benefit Plan provides an incentive to the named executive officers to remain with Cypress and serves to align the interests of the named executive officers and stockholders in the event of a potential acquisition of Cypress.
Compensation Market Data
     The Compensation Committee reviews relevant market and industry practices on executive compensation to balance our need to compete for talent with the need to maintain a reasonable and responsible cost structure while aligning our executive officers’ interests with those of our stockholders.
     To assist the Compensation Committee in its deliberations on executive compensation in 2009 and in 2010, Compensia collected data from a peer group selected by Compensia and approved by the Compensation Committee. In addition, to assist with 2009 compensation decisions, Compensia collected data from the Radford Global Life Sciences Industry Compensation Survey for companies with 50-149 employees. To assist with 2010 compensation decisions, Compensia collected data from the Radford Global Life Sciences Industry Compensation Survey and averaged the data described in the survey for companies with 50-149 employees and companies with 150-499 employees. For each of 2009 and 2010, Compensia then blended the peer group and survey data that it collected to provide the market range of each element of compensation for each executive position.
Peer Group
     In determining our peer group, Compensia worked with the Company’s Chief Financial Officer and the Chairman of the Compensation Committee to develop a recommended list of peer companies for the Compensation Committee’s consideration. Compensia created the peer group by starting with a list of publicly-traded life science companies headquartered in the United States. The list was then narrowed by focusing on development stage biopharmaceutical companies with marketed products or products in Phase II or Phase III clinical trials. From this list, companies were scored by their similarity to the Company based on product development stage, market capitalization and corporate location. The companies most similar to the Company were selected as the peer group because Compensia and the Compensation Committee members believe these companies were most comparable to the Company when assessing the market for executive compensation.
     Using the process above, in October 2008, the following companies were selected to serve as the Company’s peer group for fiscal year 2009: Affymax, Alexza Pharmaceuticals, Arena Pharmaceuticals, Cadence Pharmaceuticals, Cardium Therapeutics, Cell Genesys, Cerus, Cytokinetics, Cytori Therapeutics, Exelixis, Geron, InterMune, MAP Pharmaceuticals, Medivation, Monogram Biosciences, Neurocrine Biosciences, Optimer Pharmaceuticals, Orexigen Therapeutics and Pain Therapeutics.
     In September 2009, Compensia and the Company followed the process described above for purposes of reassessing executive compensation and the following companies were selected to serve as the Company’s peer group for fiscal year 2010: Affymax, Ardea Biosciences, Arena Pharmaceuticals, Cadence Pharmaceuticals, Cytokinetics, Facet Biotech, Genomic Health, Geron, Halozyme Therapeutics, InterMune, Ligand Pharmaceuticals, Maxygen, Optimer Pharmaceuticals, Orexigen Therapeutics, Pain Therapeutics Peregrine Pharmaceuticals, Sangamo Biosciences, SciClone Pharmaceuticals and Vical.
Compensation Positioning and Compensation Allocations
     While there is not specific target pay positioning for executive positions, in general, the Compensation Committee tries to provide for target total direct compensation (i.e., base salary, target bonus and annual equity awards) levels at or around the 50-75th percentile of the compensation paid to similarly situated officers represented by the blended survey and peer group data provided by Compensia, with compensation above this level possible for exceptional performance. In trying to achieve this 50-75th percentile positioning for target levels of compensation, the Compensation Committee generally sets the various compensation elements as follows:

•	base salaries at the 25-75th percentile relative to the blended survey and peer group data provided by Compensia,

•	target cash bonus compensation at a level such that, when combined with base salary, the target cash compensation is at the 25-75th percentile relative to the blended survey and peer group data provided by Compensia, and

•	target equity compensation at a level such that, when combined with target cash compensation, target total cash and equity compensation is at the 50-75th percentile relative to the blended survey and peer group data provided by Compensia.
     Our Compensation Committee believes targeting total direct compensation at the 50-75th percentile is necessary in order to achieve the primary objectives, described above, of the Company’s executive compensation program.
     The Compensation Committee makes a significant portion of our executive officers’ total compensation performance-based, and therefore “at risk”, helping us implement a culture in which the officers know that their take home pay, to a large extent, depends on the Company’s performance. In assigning a value to target equity compensation, the Compensation Committee uses the estimated Black-Scholes value of the awards. Since incentive cash and equity awards have both upside opportunities and downside risks, the target percentages set at the beginning of a fiscal year may not equal the compensation actually earned later in that year.
     As noted above under “Executive Compensation Philosophy and Objectives”, benchmarking is not the only factor the Compensation Committee considers in setting total compensation and any one element of total compensation. Other factors, such as economic conditions, performance, internal pay equity and individual negotiations, may play an important role (or no role) with respect to the compensation offered to any executive in any given year. We believe this approach help us to compete in hiring and retaining the best possible talent while at the same time maintaining a reasonable and responsible cost structure.
Base Salaries
     We provide base salary as a fixed source of compensation for our executives, allowing them a degree of certainty in the face of having a majority of their compensation “at risk”. The Compensation Committee recognizes the importance of base salaries as an element of compensation that helps to attract and retain our executives. Therefore, base salaries need to be at levels that are competitive with salaries provided by our peer group companies, and so we generally target base salary levels at the 25-75th percentile of the blended survey and peer group data provided by Compensia.
     Each year, the Compensation Committee reviews the annual salaries for each of the Company’s named executive officers, considering whether existing base salary levels continue to be at the 25-75th percentile. In addition to considering the percentile data, the Compensation Committee may, but does not always, also consider other factors, including the salary level negotiated by an executive in his existing employment agreement, broader economic conditions, the financial health of the Company, appropriate cost of living adjustments, and whether the

Compensation Committee is generally satisfied with an executive’s past performance and expected future contributions. Generally, executive salaries are adjusted effective January 1 of each year.
     In December 2008, the Compensation Committee determined to increase the base salaries of each of the Company’s executive officers for 2009 by 4% as a result of a cost of living adjustment. The Compensation Committee based the increase in part upon the Social Security Administration Cost of Living Adjustment data available as of October 2008, which reflected a 5.8% adjustment effective January 2009. In addition, in December 2009, the Compensation Committee determined to increase the base salaries of each of the Company’s executive officers for 2010 by 2.5% as a result of a cost of living adjustment. The Compensation Committee based the increase in part upon data from the Biotechnology Employee Development Coalition reflecting that San Diego area companies were projecting compensation increases of 3.43-4.8% in 2010 and Radford projections of compensation increases of 3% in 2010.
Annual Incentive Bonus Program
     In addition to earning a base salary, our named executive officers are eligible to earn additional cash compensation through annual variable cash bonuses. Target bonus payment levels are expressed as a percentage of base salary. The variable bonuses are intended to motivate executives to achieve Company-wide operating and/or strategic objectives, and to work at the highest levels of their individual abilities. The Compensation Committee also recognizes the important role that variable cash compensation plays in attracting and retaining our executives, and therefore sets target levels for variable bonuses (that is, payouts for target performance achievement) so that target total cash compensation falls at or near the 25-75th percentile of the blended peer and survey data provided by Compensia, although benchmarking is not the only factor that may be considered when setting target bonus levels. The Compensation Committee may, but does not always, consider other factors, including each executive’s employment agreement, if any, and historical compensation. The Compensation Committee makes a significant portion of our executive officers’ total cash compensation “at risk”, helping the Company implement a culture in which the officers know that their take home pay, to a large extent, depends on the Company’s performance. In addition, in determining the target bonus opportunity for each named executive officer, the Compensation Committee believes that the target annual cash incentive opportunity should make up a larger portion of a named executive officer’s target total cash compensation as the executive’s level of responsibility increases. Therefore, the target bonus percentage for our Chief Executive Officer is generally greater than the target bonus percentages for our other named executive officers.
     The Compensation Committee starts the process of determining the target bonus levels, and the corporate and, if applicable, individual performance goals by which performance will be measured under the bonus program, in the first quarter of the applicable year. More specifically, in the first quarter of each year, the Compensation Committee considers potential performance measures and the target bonus percentages for the fiscal year. As part of this analysis, the Compensation Committee considers the likely bonus payouts for the on-going fiscal year. Early in the applicable year, the Compensation Committee reviews its preliminary analysis with the Company’s Chief Executive Officer and Chief Financial Officer in connection with their review of the prior year’s financial results, budgets for the applicable year and the economic forecasts.

The Compensation Committee also considers the blended peer and survey data provided by Compensia in consultation with the Chief Executive Officer, Chief Financial Officer and the VP of Human Resources. The Chief Executive Officer, Chief Financial Officer and the VP of Human Resources then make a recommendation to the Compensation Committee on the target bonuses that executives should be eligible to earn for the applicable year. The Compensation Committee reviews these recommendations without management present, and makes the final determination of the corporate performance goals for the applicable year, as well as the target bonus percentages.
     In January 2008, our Compensation Committee approved a Bonus Plan for our officers for the year 2008, or the 2008 Bonus Plan. The 2008 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the officers of the Company. Payments under the 2008 Bonus Plan were contingent upon the Company’s achievement of certain corporate objectives and the relevant officers’ continued employment with the Company on the date of payment, as outlined in further detail under the Section titled “Employment, Bonus And Severance Agreements.” Awards paid to our named executive officers under the 2008 Bonus Plan are set forth in the Summary Compensation Table below.
     On April 10, 2009, our Compensation Committee recommended and our Board approved a Bonus Plan for the year 2009, or the 2009 Bonus Plan. The 2009 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the officers of the Company. Payments under the 2009 Bonus Plan were contingent upon the Company’s achievement of certain corporate objectives and the relevant officers’ continued employment with us on the date of payment, as outlined in further detail under the Section titled “Employment, Bonus And Severance Agreements.” Awards paid to our named executive officers under the 2009 Bonus Plan are set forth in the Summary Compensation Table below.
     On April 8, 2010, our Compensation Committee approved a Bonus Plan for the year 2010, or the 2010 Bonus Plan. The 2010 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the officers of the Company. Payments under the 2010 Bonus Plan, if any, are continent upon the Company’s achievement of certain corporate objectives and the relevant officers’ continued employment with the Company on the date of payment, as outlined in further detail under the Section titled “Employment, Bonus And Severance Agreements.”
Long-term Equity Compensation
     The Compensation Committee believes that properly structured equity compensation works to align the long-term interests of stockholders and employees by creating a strong, direct link between employee compensation and stock price appreciation. The Compensation Committee also awards equity because it believes that if our officers own shares of our common stock with values that are significant to them, they will have an incentive to act to maximize longer-term stockholder value instead of short-term gain. The Compensation Committee also believes that equity compensation is an integral component of the Company’s efforts to attract and retain exceptional executives, senior management and employees.

     Therefore, the Compensation Committee generally makes awards of equity compensation so that, when the value of the equity is added to target total cash compensation, the target total cash and equity compensation opportunity falls at or near the 50-75th percentile for target total compensation of executives included in the blended peer and survey data provided by Compensia. However, benchmarking is not the only factor that may be considered when setting equity compensation levels. The Compensation Committee may also consider, in any given year, other factors, including but not limited to internal pay equity and the potentially dilutive impact of stock awards on the value of our common stock. As with cash incentive opportunities, in determining the equity opportunity for each named executive officer, the Compensation Committee believes that the incentive opportunity should make up a larger portion of a named executive officer’s target total compensation as the executive’s level of responsibility increases. Therefore, the equity awards for our Chief Executive Officer are generally greater than the equity awards granted to our other named executive officers. In general, equity awards to our named executive officers are granted in January.
     Ultimately, awards to senior executives are driven by their sustained performance over time, their ability to achieve results that drive stockholder value, their level in the organization, their potential to take on roles of increasing responsibility in Cypress, and competitive equity award levels for similar positions and organization levels in our peer companies. For 2009, the Compensation Committee began by targeting an option grant for Dr. Kranzler at the 75th percentile relative to the blended peer and survey data provided by Compensia regarding the number of shares granted to the companies’ chief executive officers (the “CEO Baseline Option Grant”). The Compensation Committee then set target option grants for our Chief Operating Officer and Chief Financial Officer at 60% of the CEO Baseline Option Grant and target option grants for the remainder of the executive team at 40% of the CEO Baseline Option Grant. The resulting target option grants represented levels of ownership in the Company ranging from 0.25% to 0.62% for each of the executives. The target grant for each executive was then adjusted based on the Compensation Committee’s consideration of each executive’s personal performance. This targeting resulted in grants to each executive at the 75th percentile relative to the blended peer and survey data provided by Compensia regarding the number of shares granted to other companies’ executives in similar roles, with the exception of the Chief Operating Officer/Chief Financial Officer, where the number of shares granted was greater than the 75th percentile relative to the blended peer and survey data provided by Compensia for individual chief operating officer or chief financial officer roles, based on the fact that these two roles are combined at Cypress. Along these lines, we authorized the grant of options on the first business day in 2009 to purchase common stock to each of our officers, including Dr. Kranzler. This is done to ensure that the exercise price of our options will not be influenced by non-public information.
     In December 2009, the Compensation Committee began its consideration of additional equity grants for 2010. At that time the Compensation Committee determined to grant stock option awards to Ms. Johnson, Dr. Gendreau and Dr. Rao at the 35th percentile relative to the blended peer and survey data provided by Compensia for each officer’s respective executive position. The Compensation Committee determined to not grant any additional stock options to Dr. Kranzler or Mr. Walsh at that time. Given that long term equity value prior to the January 2010 grants was at or around the 75th percentile based on the blended peer and survey data provided by

Compensia, the 2010 grants were pegged to the 35th percentile with the intention of maintaining long term incentive compensation in the 50-75th percentile range.
     In addition, in December 2009, as part of the Compensation Committee’s annual equity compensation grant process, after review of market data provided by Compensia regarding the types of equity awards granted by peer group companies, and to reduce potential dilution to our stockholders and the associated accounting expense, the Compensation Committee determined to grant 100,000 restricted stock units (“RSUs”) to the Company’s Chief Executive Officer, Jay Kranzler. In making that determination, the Compensation Committee considered that many of the Company’s peer companies are introducing RSUs into their long term incentive compensation programs and that the Company should do the same to remain competitive with its peer companies. The Company’s long-term performance ultimately determines the value of RSUs because potential payouts from RSUs are entirely dependent on the Company’s stock price. Each RSU represents a right to receive one share of the Company’s common stock (subject to adjustment for certain specified changes in our capital structure) upon the completion of a specified period of continued service. The RSUs granted to Dr. Kranzler will vest in full on January 4, 2013 subject to Dr. Kranzler’s continued service through such date. The RSUs are also subject to vesting acceleration pursuant to the Restricted Stock Unit Award Agreement issued to Dr. Kranzler at the time of the award (the “RSU Agreement”), and will vest in full if Dr. Kranzler experiences a qualifying termination under the terms of the RSU Agreement. Because no vesting occurs until three years following the grant date of the RSU absent Dr. Kranzler’s qualifying termination under the terms of the RSU Agreement, the RSU is designed to encourage Dr. Kranzler’s continued employment with Cypress and to incentivize him to maximize long-term stockholder value.
Stock Trading Guidelines
     The Company has a policy that prohibits its executive officers, directors and other members of management from engaging in short sales, transactions in put or call options, hedging transactions or other inherently speculative transactions with respect to the Company stock.
Other Compensation and Perquisite Benefits
     In addition to the principal categories of compensation described above, we provide our named executive officers with coverage under our health and welfare benefit plans, including medical, dental, vision, disability and life insurance. We also sponsor a 401(k) Plan. Our 401(k) Plan is a tax-qualified retirement savings plan pursuant to which all employees, including the named executive officers, are able to contribute up to the limit prescribed by the Internal Revenue Code on a before-tax basis. We match 100% (up to $16,500) of the employee’s contributions semi-annually on the last day of each of June and December in Cypress stock which is valued as of the contribution date. All contributions made by the participant vest immediately and the matching contribution of Cypress stock (i) becomes fully vested six months after the contribution date for employees with less than five years of employment with us and (ii) becomes fully vested immediately upon the contribution date for employees with five years or more of employment with us.

     These benefits are designed to retain the services of our employees and we believe they are appropriate given our overall compensation package. Our Chief Executive Officer has also negotiated additional benefits, which are outlined in his employment agreement and are described under the heading “Employment, Bonus And Severance Agreements.”
Employment Agreements
     We have entered into employment agreements with our Chief Executive Officer and our former Executive Vice President and Chief Commercial Officer who resigned in March 2010. These agreements are described in more detail elsewhere in the proxy, including the Section titled “Employment, Bonus and Severance Agreements.” These agreements provide for severance compensation to be paid if the executives are terminated under certain conditions, such as a change in control of the Company or a termination without cause by us, each as is defined in the agreements.
Severance Benefit Plan
     In June 2004, the Company adopted the Cypress Bioscience, Inc. Severance Benefit Plan, or the severance plan, to provide severance benefits to certain eligible officers and outside directors. On December 31, 2008, the severance plan was amended and restated to clarify the application of Section 409A of the Code to the benefits that may be provided under the plan to the eligible officers and directors. Severance benefits under the severance plan are awarded on a sliding scale based on the number of years of continuous service an eligible individual has completed with the Company as of the date of service termination. Dr. Kranzler, Dr. Gendreau, Mrs. Johnson and Dr. Rao, and all of the current outside directors, are currently eligible to receive severance benefits under the severance plan. This plan is described in more detail elsewhere in the proxy, including the Section titled “Severance Benefit Plan.”
Tax and Accounting Implications
     Payments made during 2009 to our executives under the various programs discussed above were made with regard to the provisions of Section 162(m) of the Internal Revenue Code. Section 162(m) of the Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. Compensation above $1 million may be deducted if it is “performance-based compensation” within the meaning of the Code. The definition of performance-based compensation includes compensation deemed paid on the exercise of certain stock options. The exercised stock options must have an exercise price equal to the fair market value of the option shares on the grate date to qualify as performance-based compensation. Our 2009 Equity Incentive Plan is intended to ensure that the exercise of such stock options will qualify as performance-based compensation. Through December 31, 2009, this provision has not affected our tax deductions. The Compensation Committee intends to continue to evaluate the effects of the statute and any applicable regulations and to comply with Internal Revenue Code Section 162(m) in the future to the extent consistent with the best interests of Cypress.

Conclusion
     Through the compensation arrangements described above, a significant portion of the executive officer’s compensation is contingent on the Company’s performance. Therefore, the realization of benefits by the executive is closely linked to the Company’s achievements and increases in stockholder value. The Company remains committed to this philosophy of paying for performance, recognizing that the competitive market for talented executives and the volatility of its business may result in highly variable compensation in any particular time period. The Compensation Committee gives careful consideration to the Company’s executive compensation program, including each element of compensation for each executive officer. The Compensation Committee believes our executive compensation program is reasonable in light of the programs of our peer group companies. Our Compensation Committee also believes that our compensation program gives the executive officers appropriate incentives, based on the each officer’s responsibilities, achievements and ability to contribute to Company’s performance. We also believe that our executive officers and senior management make significant contributions toward creating stockholder value. Finally, we believe that the Company’s compensation structure and practices encourages management to work for real innovation, business improvements and outstanding shareholder returns, without taking unnecessary or excessive risks.
Risk Analysis of Our Compensation Plans
The Compensation Committee has reviewed our compensation policies as generally applicable to our employees and believes that our policies do not encourage excessive and unnecessary risk-taking, and that they do not encourage a level of risk that is reasonably likely to have a material adverse effect on the Company. The design of our compensation policies and programs encourage our employees to remain focused on both the short-and long-term goals of the Company. For example, while our cash bonus plans measure performance on an annual basis, our equity awards typically vest over a number of years and Dr. Kranzler’s RSUs only vest in full after three years, unless he experiences an earlier qualifying termination under the terms of the RSU Agreement. We believe these policies encourage our employees to focus on sustained stock price appreciation over the long term, thus limiting the potential value of excessive risk-taking.
     COMPENSATION OF DIRECTORS
     Each of the Company’s directors may receive stock option grants under the 2009 Equity Incentive Plan. The Compensation Committee adopted resolutions providing for quarterly payments of $7,500 to each of the Company’s non-employee directors for such person’s service as a director during 2009, which includes participation by such person in the quarterly scheduled Board meetings. The Company’s Board of Directors has also approved the following payments for non-employee directors for the following services during 2009: (1) the payment of an annual retainer of $5,000 to each of the non-employee directors for such person’s service on a committee of the Board other than the Audit or Compensation Committees; (2) the payment of an annual retainer of $11,500 to each of the non-employee directors for such person’s service on the Audit Committee; (3) the payment of an annual retainer of $7,500 to each of the non-employee directors for such person’s service on the Compensation Committee; (4) the payment of an additional $5,000 to any non-employee director who serves as chair of a committee of the Board other than the Audit or Compensation Committees; (5) the payment of an additional $14,000 to any non-employee director who serves as chair of the Audit Committee; and (6) the payment of an additional $5,500 to any non-employee who serves as chair of the Compensation Committee.
     In December 2009, the Compensation Committee determined to apply the same retainer structure described above for each director’s service in 2010. In addition, each member of the Board is entitled to receive payment for attendance at any special meetings of either the Board or a Committee of the Board. Compensation for attendance as a Board member at special meetings of the Board or of Committees of the Board is set at $1,000 per such meeting or telephone meeting lasting more than one hour and up to one-half of one day in duration, and $2,000 per such meeting or telephone meeting lasting more than one-half of one day in duration. Board members who travel to attend special meetings as Board members shall also be compensated in an amount equal to $500 for travel time of up to one-half of one day and $1,000 for travel time of more than one-half of one day. Special meetings are defined as Board meetings or Committee meetings periodically scheduled between standard quarterly Board and Committee meetings. In addition, such special meeting must be called by the Chairman of the Board, the Chief Financial Officer or Chairman of the Committee, must be designated in advance as a special meeting in order to qualify for the special meeting compensation and such meeting must be in addition to the one additional meeting per quarter included as part of the Board quarterly compensation.
     In addition to the compensation listed above, the Board of Directors approved the payment of an annual retainer to the lead independent director of $20,000. The Board of Directors previously appointed Jean-Pierre Millon to be the lead independent director.
     During the fiscal year ended December 31, 2009, each of the Company’s non-employee directors who were members of the Board during such period received cash compensation and option grants for his or her service as a director and/or member of a committee of the Board as follows:

		Special
	Board	Committee	Option
Name	Service	Service(1)	Awards(2)	Total
Roger Hawley	$30,000	$30,500	$59,307	$119,807
Amir Kalali	$30,000	$12,500	$59,307	$101,807
Jon McGarity	$30,000	$22,500	$59,307	$111,807
Jean Pierre Millon	$30,000	$46,500	$59,307	$135,807
Perry Molinoff	$30,000	$16,125	$59,307	$105,432
Tina Nova	$30,000	$12,500	$59,307	$101,807
Daniel H. Petree	$30,000	$31,333	$59,307	$120,640

(1)	Includes amounts paid for special meetings outside the quarterly meeting and meetings that included only the chairman of various committees.

(2)	Reflects the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for the year ended December 31, 2009.

     Directors who are also employees of the Company do not receive any fee for their service as directors. All of the Company’s directors are reimbursed for their out-of-pocket travel and accommodation expenses incurred in connection with their service as directors.
     The table below shows the aggregate numbers of stock awards and option awards outstanding for each non-employee director as of December 31, 2009.

Number of
Name	Options
Roger Hawley	65,000
Amir Kalali	65,000
Jon McGarity	104,000
Jean Pierre Millon	104,000
Perry Molinoff	104,000
Tina Nova	65,000
Daniel Petree	104,000
     The Company’s Board of Directors has adopted resolutions providing for (1) an automatic yearly option grant for each non-employee director of 15,000 shares of the Company’s common stock and (2) an initial grant of an option to purchase 32,000 shares of the Company’s common stock to each non-employee director upon his or her initial election or appointment to the Board. The options granted to directors vest daily and ratably over one year. In each of January 2009 and January 2010, Mr. Hawley, Dr. Kalali, Mr. McGarity, Mr. Millon, Dr. Molinoff, Dr. Nova and Mr. Petree each received an automatic yearly option to purchase 15,000 shares of the Company’s common stock for his or her respective service on the Board. As part of its review of director compensation in November 2008, the Compensation Committee reviewed director cash and equity compensation at peer companies and determined that our equity compensation of directors should be reduced and our cash compensation of directors should be increased in order to align our director compensation with peer companies. These peer companies were Affymax, Alexza Pharmaceuticals, Arena Pharmaceuticals, Cadence Pharmaceuticals, Cardium Therapeutics, Cell Genesys, Cerus, Cytokinetics, Cytori Therapeutics, Exelixis, Geron, InterMune, MAP Pharmaceuticals, Medivation, Monogram Biosciences, Neurocrine Biosciences, Optimer Pharmaceuticals, Orexigen Therapeutics and Pain Therapeutics. The Compensation Committee recommended, and the Board of Directors approved, a reduction in the yearly option grant for each non-employee director from 18,000 shares to 15,000 in order to achieve an annual grant at the 75th percentile relative to our peer group. The Compensation Committee also recommended, and the Board of Directors approved, increases in the cash retainers paid to committee members and chairs to set cash retainers at the 75th percentile relative to our peer group. The amounts paid as retainers to committee members and chairs are set forth above. The Board approved these adjustments in order to reduce the Company’s total annual director compensation to approximately the 75th percentile relative to our peer group.
     Upon a change in control of Cypress, which includes the sale of all or substantially all of its assets, specified types of mergers, or other corporate reorganizations, all options to purchase the Company’s common stock held by its directors and officers will immediately vest. Additionally, if Dr. Kranzler experiences a qualified termination following a change in control, his RSUs will immediately vest.
     In May 2004, the Company’s Board of Directors adopted the Cypress Bioscience, Inc. Severance Benefit Plan, or the severance plan, to provide severance benefits to certain eligible officers and outside directors. On December 31, 2008, the severance plan was amended and restated to clarify the application of Section 409A of the Code to the benefits that may be provided under the plan to the eligible officers and directors. Severance benefits under the severance plan are awarded on a sliding scale based on the number of years of continuous service an eligible individual has completed with the Company as of the date of service termination. All of the current outside directors are currently eligible to receive severance benefits under the severance plan. To receive severance benefits, an individual must (i) experience a covered termination, (ii) have provided service to the Company for at least one year on the date of such termination and (iii) execute a general waiver and release of claims. The severance plan supplements and provides benefits in addition to all other employment agreements, policies or practices previously maintained by Cypress. Severance benefits provided to outside directors include only accelerated vesting of options and restricted stock ranging from 25% to 100% of an individual’s unvested shares on the date of service termination.
COMPENSATION OF EXECUTIVE OFFICERS
Summary of Compensation
     The following table shows for the fiscal years ended December 31, 2009, 2008 and 2007, compensation awarded or paid to, or earned by, the Company’s Principal Executive Officer, Principal Financial Officer and its three other most highly compensated executive officers, for whom salary and bonus for services rendered to the Company was in excess of $100,000, referred to as the named executive officers:
SUMMARY COMPENSATION TABLE

				Non-Equity
				Incentive Plan
			Stock Option	Compensation	All Other
Name and Principal Position	Year	Salary ($)	Awards($)(1)	($)	Compensation ($)		Total ($)
Jay D. Kranzler	2007	$550,583	$2,776,507	$458,837	$37,439	(2)	$3,823,366
Chief Executive Officer and	2008	$578,112	$2,912,842	$269,921	$37,439	(3)	$3,798,314
Chairman of the Board	2009	$601,237	$983,118	$100,207	$33,657	(4)	$1,718,219
Sabrina Martucci Johnson	2007	$260,000	$302,000	$113,750	$15,500	(5)	$691,250
Chief Operating Officer,	2008	$300,301	$549,525	$73,574	$15,500	(6)	$938,900
Chief Financial Officer and	2009	$312,313	$590,752	$27,327	$16,500	(7)	$946,893
Executive Vice President
R. Michael Gendreau	2007	$297,727	$266,996	$93,040	$15,500	(8)	$673,263
Vice President, Development	2008	$312,613	$268,674	$54,707	$15,500	(9)	$651,494
and Chief Medical Officer	2009	$325,118	$396,774	$20,320	$16,500	(10)	$758,712
Srinivas Rao	2007	$211,116	$224,886	$65,974	$15,500	(11)	$517,476
Chief Scientific Officer and	2008	$243,838	$366,350	$42,672	$15,500	(12)	$668,360
Director of Science and Technology	2009	$253,592	$396,774	$15,850	$16,500	(13)	$682,716
Michael Walsh (14)	2008	$250,000	$2,151,530	$61,250	$15,500	(15)	$2,478,280
Chief Commercial Officer,	2009	$312,000	$330,645	$27,300	$16,500	(16)	$686,445
Executive Vice President

(1)	These amounts reflect the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for the year ended December 31, 2009 for awards pursuant to the Company’s 2000 Equity Incentive Plan and 2009 Equity Incentive Plan. Assumptions used in the calculation of this amount for years ended December 31, 2007, 2008 and 2009 are included in footnote 7 to the audited financial statements for the year ended December 31, 2009 in the Company’s annual report on Form 10-K filed with the SEC on March 31, 2010.

(2)	Includes $15,500 in contributions made by Cypress on behalf of Dr. Kranzler under the Company’s 401(k) plan during 2007, $16,939 paid by Cypress on behalf of Dr. Kranzler for life insurance and disability insurance premiums and $5,000 paid for estate planning for 2007 (which amount was paid in 2008).

(3)	Includes $15,500 in contributions made by Cypress on behalf of Dr. Kranzler under the Company’s 401(k) plan during 2008, $16,939 paid by Cypress on behalf of Dr. Kranzler for life insurance and disability insurance premiums and $5,000 paid for estate planning for 2008 (which amount was paid in 2009).

(4)	Includes $16,500 in contributions made by Cypress on behalf of Dr. Kranzler under the Company’s 401(k) plan during 2009 and $17,157 paid by Cypress on behalf of Dr. Kranzler for life insurance and disability insurance premiums.

(5)	Represents $15,500 in contributions made by Cypress on behalf of Mrs. Johnson under the Company’s 401(k) plan during 2007.

(6)	Represents $15,500 in contributions made by Cypress on behalf of Mrs. Johnson under the Company’s 401(k) plan during 2008.

(7)	Represents $16,500 in contributions made by Cypress on behalf of Mrs. Johnson under the Company’s 401(k) plan during 2009.

(8)	Represents $15,000 in contributions made by Cypress on behalf of Dr. Gendreau under the Company’s 401(k) plan during 2007.

(9)	Represents $15,500 in contributions made by Cypress on behalf of Dr. Gendreau under the Company’s 401(k) plan during 2008.

(10)	Represents $16,500 in contributions made by Cypress on behalf of Dr. Gendreau under the Company’s 401(k) plan during 2009.

(11)	Represents $15,000 in contributions made by Cypress on behalf of Dr. Rao under the Company’s 401(k) plan during 2007.

(12)	Represents $15,500 in contributions made by Cypress on behalf of Dr. Rao under the Company’s 401(k) plan during 2008.

(13)	Represents $16,500 in contributions made by Cypress on behalf of Dr. Rao under the Company’s 401(k) plan during 2009.

(14)	Mr. Walsh joined the Company in March 2008. Mr. Walsh resigned as an employee of the Company in March 2010.

(15)	Represents $15,500 in contributions made by Cypress on behalf of Mr. Walsh under the Company’s 401(k) plan during 2008.

(16)	Represents $16,500 in contributions made by Cypress on behalf of Mr. Walsh under the Company’s 401(k) plan during 2009.

Stock Option Grants
     The Company grants options to its executive officers under its 2009 Equity Incentive Plan, or the 2009 Plan. The 2009 Plan was adopted by the stockholders of the Company in June 2009 as a successor to and continuation of the 2000 Equity Incentive Plan, or 2000 Plan, provided that outstanding options granted pursuant to the 2000 Plan will continue to be governed by the 2000 Plan. As of December 31, 2009, options to purchase a total of 7,500 shares were outstanding under the Company’s 1996 Equity Incentive Plan, or the 1996 Plan, which has expired. As of December 31, 2009, options to purchase a total of 219,407 shares were outstanding under the 2009 Plan and options to purchase 7,780,593 shares remained available for grant under the 2009 Plan. As of December 31, 2009, options to purchase a total of 7,483,043 shares were outstanding under the 2000 Plan.
     The following table sets forth certain information regarding options granted to the named executive officers during the fiscal year ended December 31, 2009:

			All Other
			Option
			Awards:
			Number of		Closing
			Securities	Exercise or	Price on	Grant Date Fair
			Underlying	Base Price	Grant	Value of Option
Name	Grant Date(1)	Approval Date	Options(2)	of Options(3)	Date	Awards(4)
Jay D. Kranzler	01/02/2009	12/21/2008	223,000	$6.84	$7.48	$983,118
Sabrina Martucci Johnson	01/02/2009	12/21/2008	134,000	$6.84	$7.48	$590,752
R. Michael Gendreau	01/02/2009	12/21/2008	90,000	$6.84	$7.48	$396,774
Srinivas Rao	01/02/2009	12/21/2008	90,000	$6.84	$7.48	$396,774
Michael Walsh	01/02/2009	12/21/2008	75,000	$6.84	$7.48	$330,645

(1)	All option grants were made in connection with the annual officer grants, which are typically approved by the Compensation Committee in the fourth quarter of the prior year and awarded on the first business day of each year.

(2)	The options vest ratably and daily over a four-year period beginning on the date of grant.

(3)	Under the terms of the 2000 Plan, the exercise price of the options is equal to the closing price on the last market trading day prior to the grant date.

(4)	Reflects the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 for the year ended December 31, 2009. Assumptions used in the calculation of this amount are included in footnote 7 to the audited financial statements for the year ended December 31, 2009 in the Company’s annual report on Form 10-K filed with the SEC on March 31, 2010 regarding weighted-average assumptions underlying valuation of equity awards.
Outstanding Equity Awards
     The following table provides information concerning the number and value of unexercised options held by the named executive officers at December 31, 2009.

	Number of	Number of
	Shares	Shares
	Underlying	Underlying
	Unexercised	Unexercised		Option
	Options	Options		Expiration
Name	Exercisable	Unexercisable	Option Price	Date
Jay Kranzler	211,693	—	$3.25	04/29/12
	37,874	—	$2.51	03/27/13
	477,747	—	$4.53	08/11/13
	459,584	—	$13.30	02/08/15
	374,240	342	$5.78	01/02/16
	386,484	129,653	$7.75	01/02/17
	198,336	199,183	$11.03	01/02/18
	167,594	55,406	$6.84	01/02/19
Sabrina Johnson	17,305	—	$3.25	4/29/2012
	37,388	—	$13.30	2/8/2015
	34,342	5,658	$5.78	1/2/2016
	60,816	12,244	$6.06	2/1/2016
	42,037	14,103	$7.75	1/2/2017
	37,423	37,577	$11.03	1/2/2018
	33,293	100,707	$6.84	1/2/2019
Michael Gendreau	1,803	—	$2.51	3/27/2013
	62,076	—	$13.30	2/8/2015
	39,963	37	$5.78	1/2/2016
	37,165	12,468	$7.75	1/2/2017
	18,296	18,373	$11.03	1/2/2018
	22,361	67,639	$6.84	1/2/2019
Srinivas Rao	100,000	—	$11.80	2/4/2014
	25,000	—	$13.30	2/8/2015
	29,972	28	$5.78	1/2/2016
	34,489	11,571	$7.75	1/2/2017
	23,812	23,911	$11.03	1/2/2018
	13,416	40,584	$6.84	1/2/2019
	100,000	—	$11.80	2/4/2014
	25,000	—	$13.30	2/8/2015
Michael Walsh	136,998	263,002	$8.05	03/04/18
	18,634	56,366	$6.84	01/02/19
Option Exercises
     The following table provides information concerning option exercises by the named executive officers during the year ended December 31, 2009.

	Number of Shares	Value Realized
Name	Acquired on Exercise	on Exercise
Jay Kranzler	300,000	$1,810,664
Sabrina Johnson	1,760	15,125
Michael Gendreau	—	—
Srinivas Rao	—	—
Michael Walsh	—	—

Equity Compensation Plan Information
     The following table summarizes the securities authorized for issuance under the Company’s equity compensation plans as of December 31, 2009.

			Number of Shares
			Remaining Available
	Number of		for Future Issuance
	Shares to be Issued	Weighted Average	Under Equity
	Upon Exercise of	Exercise Price of	Compensation Plans
	Outstanding Options	Outstanding Options	(2)
Equity compensation plans approved by stockholders (1)	7,709,950	$8.06	7,780,593
Equity compensation plans not approved by stockholders	—	—	—

(1)	Includes the 1996 Plan, the 2000 Plan and the 2009 Plan.

(2)	In June 2009, the Company’s stockholders approved the 2009 Plan, which is the successor to and continuation of the 2000 Plan.
POTENTIAL PAYMENTS UPON A CHANGE IN CONTROL
     The table below reflects the amount of compensation to each of the named executive officers pursuant to each executive’s employment agreement, or in the absence of such an agreement, the Company’s Severance Benefit Plan, as amended, in the event of termination of such executive’s employment. The amount of compensation payable to each named executive officer upon termination without cause or for good reason and upon termination following a change of control is shown below. The amounts shown assume that such termination was effective as of December 31, 2009, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive’s separation from Cypress.

				Life/
			Healthcare	Disability		Parachute
Name	Base Salary(1)	Options(2)	benefits(3)	Insurance	Accrued Vacation	Payment	Total
Jay Kranzler	$901,856	$—	$27,023	$34,314	$59,950	$250,000 (4)	$1,273,143
R. Michael Gendreau	$325,118	$—	$11,414	$—	$30,638	$—	$367,170
Sabrina Johnson	$312,313	$—	$17,345	$—	$—	$—	$329,658
Srinivas Rao	$253,592	$—	$17,288	$—	$29,260	$—	$300,140
Michael Walsh(5)	$312,000	$—	$19,907	$—	$4,520	$—	$336,427

(1)	For Dr. Kranzler, the amount reflects 18 months of base salary, for all the other named executive officers, the amount reflects 12 months of base salary.

(2)	The value of stock options is determined based on the unvested shares which would accelerate upon a change in control and the closing price of the Company’s common stock on the NASDAQ Global Market on December 31, 2009, which was $5.77 per share. The exercise price of the unvested stock options held by the named executive officers exceeded the closing price of the Company’s common stock on that date.

(3)	For Dr. Kranzler, the amount reflects 2 years of healthcare benefits, for all the other named executive officers, the amount reflects 12 months of healthcare benefits.

(4)	Under Dr. Kranzler’s employment agreement, the Company pays an amount equal to any excise taxes payable by him with respect to such event and has assumed the entire payment would be required.

(5)	Mr. Walsh resigned as an employee of the Company in March 2010.
     In addition, upon a change in control of Cypress, which includes the sale of all or substantially all of its assets, specified types of mergers, or other corporate reorganizations, all options to purchase the Company’s common stock held by its directors and officers will immediately vest. Additionally, if Dr. Kranzler experiences a qualified termination following a change in control, his RSUs will immediately vest.
EMPLOYMENT, BONUS AND SEVERANCE AGREEMENTS
Employment Agreements
     In August 2003, the Company entered into an amended and restated employment agreement with Jay D. Kranzler, M.D., Ph.D., its Chairman of the Board of Directors and Chief Executive Officer, which superseded the employment agreement entered into with him in December 1995. On January 26, 2007, the Company further amended Dr. Kranzler’s employment agreement to provide that the agreement would automatically renew for one year periods unless notice is provided by either party. On December 31, 2008, the agreement was amended further to clarify the application of Section 409A of the Code to the benefits that may be provided to Dr. Kranzler pursuant to the agreement. On December 24, 2009, the agreement was amended further to provide that Dr. Kranzler’s restricted stock unit award granted in January 2010 would be subject to double trigger vesting acceleration in the event of a change in control of Cypress (as opposed to the single trigger vesting acceleration provision to which Dr. Kranzler’s stock options are subject). The amended and restated agreement provides for an annual base salary, which may be adjusted periodically in the sole discretion of the Board of Directors. As of January 1, 2010, Dr. Kranzler’s current salary was set at $616,268. In addition to his base salary, pursuant to the amended and restated agreement, Dr. Kranzler is eligible for an annual bonus equal to an amount up to 66 2/3% of his base salary within ninety days after the end of each fiscal year. The annual bonus amount, if any, shall be based on Dr. Kranzler’s performance as evaluated by the Board of Directors or the Compensation Committee of the Board of Directors in its sole discretion. Under the Company’s 2010 Bonus Plan, as described under “—Bonus Plans” below, Dr. Kranzler may receive a bonus equal to an amount up to 150% of 66 2/3% of his base salary under certain circumstances. Pursuant to the amended and restated agreement, Dr. Kranzler was also granted an option to purchase 500,000 shares of common stock under the 2000 Equity Incentive Plan. In addition, the Company is required to provide Dr. Kranzler with $2 million of life insurance coverage. The amended and restated agreement is terminable by Dr. Kranzler at any time upon 30 days’ prior written notice. In the event that Dr. Kranzler is terminated without cause or

Dr. Kranzler terminates his employment for good reason (as set forth in the agreement), Dr. Kranzler is entitled to severance payments equal to eighteen months of his base salary, with twelve months of the base salary payable in a lump sum within ten days following the termination date, and the remaining six months of base salary payable ratably over the six months following the termination date; provided that the entire eighteen months of base salary is payable in a lump sum if the termination occurs following a change in control. In addition, in the event that Dr. Kranzler is terminated without cause or terminates his employment for good reason, Dr. Kranzler will also be entitled to (i) accelerated vesting of all of his outstanding stock options, and (ii) continued coverage under group life, health, accident, disability and hospitalization insurance at the levels in effect for Dr. Kranzler at the termination date for a period of two years. Further, in the event that Dr. Kranzler is terminated without cause or terminates his employment for good reason in connection with a change in control, Dr. Kranzler will be entitled to accelerated vesting of all of his restricted stock units. In the event that Dr. Kranzler dies, the Company is required to pay Dr. Kranzler’s legal representatives payments equal to twelve months of his base salary reduced by any amounts paid or to be paid by the insurance coverage that the Company provides for the benefit of Dr. Kranzler, including life insurance. In the event that Dr. Kranzler becomes disabled (as set forth in the agreement) and the Company elects to terminate his employment, Dr. Kranzler is entitled to receive his base salary until disability insurance payments commence, subject to maximum payments by the Company equal to twelve months of his base salary. In addition, all of Dr. Kranzler’s outstanding options and restricted stock units will immediately vest upon his death or disability. In the event that any amounts paid to Dr. Kranzler constitute excess parachute payments under Section 280G of the Code, the Company will pay to Dr. Kranzler an amount equal to any excise taxes payable by him with respect to such payments, up to a total of $250,000.
     On February 23, 2008, the Company entered into an employment agreement with Michael J. Walsh, the Company’s former Executive Vice President and Chief Commercial Officer, which became effective on March 4, 2008 when Cypress completed the acquisition of Proprius. Pursuant to his employment agreement with the Company, Mr. Walsh was entitled to receive an annual base salary of $300,000 and was eligible for an annual bonus of up to 35% of his annual base salary per year. In addition, pursuant to the employment agreement, on the effective date of the employment agreement, the Company granted to Mr. Walsh an option to purchase 400,000 shares of the Company’s common stock at an exercise price equal to the closing price of such stock on the business day immediately preceding the effective date of the grant. Mr. Walsh’s employment agreement additionally provided that upon a termination of Mr. Walsh’s employment without cause or if Mr. Walsh terminates his employment with good reason, or in certain circumstances if Mr. Walsh is terminated following a change in control of Cypress, Mr. Walsh would be entitled to the benefits outlined in the employment agreement, including a continuation of his base salary for a six-month severance period and payment of COBRA premiums for a twelve month period following termination. Mr. Walsh was also eligible for participation in the Company’s Severance Benefit Plan (he met the eligibility requirements on his first year anniversary with Cypress), and in the event of a qualifying termination of his employment for which he is eligible for benefits under the Severance Benefit Plan, Mr. Walsh was entitled to receive the benefit which is greater under either his employment agreement or the Severance Benefit Plan as to each category of benefits to which he was entitled. Mr. Walsh resigned as an employee of the Company in March 2010. In connection with the termination of his employment, the Company agreed to provide to Mr. Walsh the benefits he would be entitled to receive under his employment agreement and under the Company’s Severance Benefit Plan in the event of his resignation for good reason.
Severance Benefit Plan
     In June 2004, the Company adopted the Cypress Bioscience, Inc. Severance Benefit Plan, or the severance plan, to provide severance benefits to certain eligible officers and outside directors. On December 31, 2008, the severance plan was amended and restated to clarify the application of Section 409A of the Code to the benefits that may be provided under the plan to the eligible officers and directors. Severance benefits under the severance plan are awarded on a sliding scale based on the number of years of continuous service an eligible individual has completed with the Company as of the date of service termination. Dr. Kranzler, Dr. Gendreau, Mrs. Johnson and Dr. Rao, and all of the current outside directors are currently eligible to receive severance benefits under the severance plan. Prior to his resignation in March 2010, Mr. Walsh was also entitled to receive benefits under the severance plan.
     To receive severance benefits, an individual must (i) experience a covered termination, (ii) have provided service to the Company for at least one year on the date of such termination and (iii) execute a general waiver and release of claims. The severance plan supplements and provides benefits in addition to all other employment agreements, policies or practices previously maintained by Cypress. Covered terminations for officers include a termination without cause or a resignation for good reason. Covered terminations for outside directors include selected Board service terminations. All severance benefits provided to officers under the severance plan include a cash payment ranging from three to twelve months of base salary, health benefit continuation coverage ranging from three to twelve months and accelerated vesting of options and restricted stock ranging from 25% to 100% of an individual’s unvested shares on the date of service termination. Officers receive the maximum severance benefits on a covered termination in connection with a change in control of Cypress. Severance benefits provided to outside directors include only accelerated vesting of options and restricted stock ranging from 25% to 100% of an individual’s unvested shares on the date of service termination.
     Upon Mr. Walsh’s resignation as an employee of the Company in March 2010, the Company agreed to provide to Mr. Walsh the benefits he would be entitled to receive under his employment agreement and under the Company’s Severance Benefit Plan in the event of his resignation for good reason.
Bonus Plans
2008 Bonus Plan
     In January 2008, the Company’s Compensation Committee approved the 2008 Bonus Plan for its officers for the year 2008. The 2008 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the Company’s officers. Payments under the 2008 Bonus Plan, if any, were contingent upon Cypress’ achievement of certain corporate objectives described below, and the relevant officers’ continued employment with the Company on the date of payment.
     The 2008 Bonus Plan includes a “primary” 2008 corporate objective, which is obtaining U.S. Food and Drug Administration approval for a New Drug Application for milnacipran for

Fibromyalgia Syndrome (the “2008 Milnacipran Objective”). Bonuses payable for achievement of this objective would equal 70% of the 2008 Target Bonus amounts defined below.
     The 2008 Bonus Plan also includes an “annual” 2008 corporate objective, which is completion of a major corporate event as determined by the Compensation Committee, such as an in-license or product acquisition. Bonuses payable for achievement of this objective would equal 30% of the 2008 Target Bonus (as described below).
     The 2008 Target Bonus for each of the named executive officers covered under the 2008 Bonus Plan was as follows, with any such bonus to be calculated based on annual base salaries as of the earlier of the achievement of the relevant objective or December 31, 2008:

Officer	Target Bonus
Jay D. Kranzler	66 2/3% x annual base salary
Sabrina Martucci Johnson	35% x annual base salary
Michael Walsh	35% x annual base salary
R. Michael Gendreau	25% x annual base salary
Srinivas Rao	25% x annual base salary
     On January 16, 2009, the Company’s Compensation Committee met to discuss whether Cypress had achieved the 2008 Milnacipran Objective. In light of the then-recent approval by the U.S. Food and Drug Administration (the “FDA”) of the Company’s New Drug Application for milnacipran for the management of fibromyalgia and in recognition of management’s diligent and consistent efforts to expedite such approval, the Compensation Committee determined that, while the 2008 Milnacipran Objective was not technically achieved because the approval by the FDA occurred in January 2009 rather than during 2008, such efforts merited payment of the bonuses related to that objective to the Company’s officers. As a result, the Compensation Committee approved payment to the officers covered under the 2008 Bonus Plan of a bonus equal to 70% of the Target Bonus for each of the named executive officers as follows:

Bonus Amount
Paid for 2008
Officer	Milnacipran Objective
Jay D. Kranzler	$269,920.60
Sabrina Martucci Johnson	$73,573.74
R. Michael Gendreau	$54,707.31
Srinivas Rao	$42,671.75
Michael Walsh	$61,250.00
2009 Bonus Plan
     On April 10, 2009, the Company’s Compensation Committee approved the 2009 Bonus Plan for its officers for the year 2009. The 2009 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the Company’s officers. Payments under the 2009 Bonus Plan were contingent upon Cypress’ achievement of certain corporate objectives described below, and the relevant officers’ continued employment with the Company on the date of payment.
     The 2009 Bonus Plan included two 2009 corporate objectives. The first corporate objective was completion of a major corporate event as determined by the Compensation Committee, such as an in-license or product acquisition (the “2009 Major Corporate Event Objective”). Bonuses payable for achievement of this objective would equal 50% of the 2009 Target Bonus (as described below). The second corporate objective related to the achievement of certain commercial objectives relating to target sales details, prescription goals and diagnostic unit sales established by the Company for Savella and the Avise product line. Bonuses payable for achievement of the commercial objectives would equal 50% of the 2009 Target Bonus (as defined below).
     The 2009 Target Bonus for each of the named executive officers covered under the 2009 Bonus Plan was as follows, with any such bonus to be calculated based on annual base salaries as of the earlier of the achievement of the relevant objective or December 31, 2009:

Officer	Target Bonus
Jay D. Kranzler	66 2/3% x annual base salary
Sabrina Martucci Johnson	35% x annual base salary
Michael Walsh	35% x annual base salary
R. Michael Gendreau	25% x annual base salary
Srinivas Rao	25% x annual base salary
     On December 22, 2009, the Company’s Compensation Committee met to discuss whether Cypress had achieved the 2009 Major Corporate Event Objective and the other commercial objectives for 2009 described above. The Compensation Committee determined that the Company had not achieved the Major Corporate Event Objective and had met only 50% of the other corporate objectives established by the Company for Savella and the Avise product lines. As a result, the Compensation Committee approved payment to the officers covered under the 2009 Bonus Plan of a bonus equal to 25% of the Target Bonus for each of the named executive officers as follows:

Bonus Amount
Paid for 2009
Officer	Savella Objective
Jay D. Kranzler	$100,206.66
Sabrina Martucci Johnson	$27,327.41
Michael Walsh	$27,300.02
R. Michael Gendreau	$20,319.87
Srinivas Rao	$15,849.53
2010 Bonus Plan
     On April 8, 2010, the Company’s Compensation Committee approved the 2010 Bonus Plan for its executive officers for the year 2010. The 2010 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the Company’s officers. Payments under the 2010 Bonus Plan, if any, are contingent upon Cypress’ achievement of certain corporate objectives described below, and the relevant officers’ continued employment with the Company on the date of payment.
     The 2010 Bonus Plan includes three 2010 corporate objectives. The first objective is for the Company to transition toward profitability in commercial operations. The second objective is for the Company to accumulate a portfolio of strategic assets. The third objective is an increase in stockholder value. The determination that the 2010 corporate objectives have been met, in part or in full, is at the Compensation Committee’s sole discretion.
     The 2010 Target Bonus for each of the named executive officers covered under the 2010 Bonus Plan is as follows, with any such bonus to be calculated based on annual base salaries as of the earlier of the achievement of the relevant objective or December 31, 2010:

Officer	Target Bonus
Jay D. Kranzler	66 2/3% x annual base salary
Sabrina Martucci Johnson	35% x annual base salary
R. Michael Gendreau	25% x annual base salary
Srinivas Rao	25% x annual base salary
     Under the 2010 Bonus Plan, the Compensation Committee will determine, in its sole discretion, a percentage between 0% and 150%, based on the extent to which the Compensation Committee determines that the three 2010 corporate objectives have been met. The percentage will be multiplied against the Target Bonus amount for the Chief Executive Officer to determine the bonus to be paid to the Chief Executive Officer, and will be multiplied against the Target Bonus amount for the other executive officers to create a pool of funds to be distributed amongst those other executive officers, at the Compensation Committee’s discretion with input from the Chief Executive Officer.
CERTAIN TRANSACTIONS
     Cypress has entered into an employment agreement with its Chief Executive Officer as described under the caption “Employment, Bonus and Severance Agreements.” In addition, Cypress has granted stock options and RSUs to the Company’s directors and executive officers. See “Compensation of Directors” and “Compensation of Executive Officers.”
     Cypress employs the services of Dr. Judy Gendreau, the wife of Dr. Michael Gendreau, Cypress’ Chief Medical Officer. Cypress paid Dr. Judy Gendreau an annual base salary of $208,750 during 2009.
     Jon McGarity, one of our directors, entered a consulting agreement with Campbell Alliance Group, Inc. (“Campbell”) in June 2009. Mr. McGarity resigned from our Compensation Committee effective July 6, 2009. During 2009, we paid Campbell a total of $263,000 for consulting services. Mr. McGarity is not an executive officer of Campbell and does not work on the Cypress account at Campbell.
     In June 2004, the Company implemented the Cypress Bioscience, Inc. Severance Benefit Plan, which provides severance benefits to certain eligible officers and eligible outside directors. The Severance Benefit Plan is described in further detail under the Section “Employment, Bonus and Severance Agreements.”
     On April 10, 2009, the Company’s Compensation Committee approved a Bonus Plan for the officers of the Company for the year 2009. The 2009 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the officers of the Company. Payments under the Bonus

Plan were contingent upon the Company’s achievement of certain corporate objectives and the relevant officers’ continued employment with Cypress on the date of payment.
     On April 8, 2010, the Company’s Compensation Committee approved a Bonus Plan for the officers of the Company for the year 2010. The 2010 Bonus Plan was adopted to provide an outcome-based annual cash incentive to the officers of the Company. Payments under the 2010 Bonus Plan, if any, are contingent upon the Company’s achievement of certain corporate objectives and the relevant officers’ continued employment with Cypress on the date of payment.
     The Company’s bylaws provide that Cypress will indemnify its directors and executive officers and may indemnify other officers, employees and other agents to the fullest extent permitted by Delaware law. The Company is also empowered under its bylaws to enter into indemnification contracts with the Company’s directors and officers and to purchase insurance on behalf of any person who the Company is required or permitted to indemnify. Cypress currently maintains directors’ and officers’ insurance coverage.
     The Company’s Audit Committee reviews and approves all related party transactions as required by Nasdaq rules.